[UBS Letterhead]
August 2, 2007
VIA EDGAR & FACSIMILE (202) 772-9361
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mr. Scott Anderegg

Re:	Quicksilver Gas Services LP Registration Statement on Form S-1 Initially Filed on February 12, 2007 (File No. 333-140599)
Dear Mr. Anderegg:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, Underwriters of the above issue, hereby join in the request of Quicksilver Gas Services LP that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 9:30 a.m. (Eastern Daylight Time) on Monday, August 6, 2007, or as soon thereafter as practicable.
     In accordance with Rule 460 under the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement, please note that the undersigned have effected from July 30, 2007 through the date hereof, the distribution of approximately 19,000 copies of the preliminary prospectus dated July 27, 2007 to prospective underwriters, institutional investors, dealers and others.
     The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

UBS SECURITIES LLC GOLDMAN, SACHS & CO. A.G. EDWARDS & SONS, INC. FORTIS SECURITIES LLC J.P. MORGAN SECURITIES INC.

By:	UBS SECURITIES LLC

/s/ Sam Pitts

Name:	Sam Pitts
Title:	Executive Director

/s/ Michael Ure

Name:	Michael Ure
Title:	Associate Director

By:	GOLDMAN, SACHS & CO.

/s/ Goldman, Sachs & Co.

(Goldman, Sachs & Co.)